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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                                --------------------------------
                                                          OMB APPROVAL
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                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*


                          Internet Pictures Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    46059S101
                                 (CUSIP Number)

                               September 26, 2001
             (Date of Event Which Requires Filing of This Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [ ]      Rule 13d-1(b)

               [X]      Rule 13d-1(c)

               [ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                               Page 1 of 4 pages
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-------------------------                            ---------------------------
CUSIP NO. 46059S101                   13G            PAGE 2 OF 4 PAGES
-------------------------                            ---------------------------


------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

        eBay Inc.
------- ------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)
------- ------------------------------------------------------------------------
 3      SEC USE ONLY
------- ------------------------------------------------------------------------
 4      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
------- ------------------------------------------------------------------------
        NUMBER OF         5       SOLE VOTING POWER

         SHARES                   800,000 (See Item 4a)
                          ------- ----------------------------------------------
      BENEFICIALLY        6       SHARED VOTING POWER

        OWNED BY                  0
                          ------- ----------------------------------------------
          EACH            7       SOLE DISPOSITIVE POWER

        REPORTING                 800,000 (See Item 4a)
                          ------- ----------------------------------------------
         PERSON           8       SHARED DISPOSITIVE POWER

          WITH:                   0
------- ------------------------------------------------------------------------
 9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        800,000 (See Item 4a)
------- ------------------------------------------------------------------------
 10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
------- ------------------------------------------------------------------------
 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        10.67% (See Item 4b)
------- ------------------------------------------------------------------------
 12     TYPE OF REPORTING PERSON*
        CO
------- ------------------------------------------------------------------------


*SEE INSTRUCTION BEFORE FILLING OUT!


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-------------------------                            ---------------------------
CUSIP NO.  46059S101                  13G            PAGE 3 OF 4 PAGES
-------------------------                            ---------------------------

ITEM 1.
       (a)    Name of Issuer: Internet Pictures Corporation
       (b) Address of Issuer's Principal Executive Offices: 3160 Crow Canyon Road, San Ramon, CA 94583

ITEM 2.
       (a)    Name of Person Filing: eBay Inc.
       (b) Address of Principal Business Office or, if none, Residence: 2145 Hamilton Avenue, San Jose, CA 95125
       (c)    Citizenship: Delaware
       (d)    Title of Class of Securities : Common Stock
       (e)    CUSIP Number: 46059S101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(b), OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

       (a) [ ] Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

       (b)    [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

       (c) [ ] Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

       (d) [ ] An investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

       (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

       (f)    [ ] An employee benefit plan or endowment fund in accordance with
              Section 240.13d-1(b)(1)(ii)(F);

       (g)    [ ] A parent holding company or control person in accordance with
              Section 240.13d-1(b)(ii)(G);

       (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

       (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

       (j)    [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

ITEM 4. OWNERSHIP

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


       (a)    Amount Beneficially Owned: 800,000*
       (b)    Percent of Class: 10.67%**
       (c)    Number of shares as to which such person has:
              (i)    Sole power to vote or to direct the vote: 800,000*
              (ii)   Shared power to vote or to direct the vote: 0
              (iii)  Sole power to dispose or to direct the disposition of:
                     800,000*
              (iv)   Shared power to dispose or to direct the disposition of: 0

*Consists of shares of Common Stock issuable upon conversion of 100,000 shares of Series B Preferred Stock acquired on September 26, 2001 (the "Closing Date"). Each share of Series B Preferred is initially convertible into Common Stock at a conversion price of $2.50 (the "Conversion Price") per share, or 8 shares of Common Stock per share of Series B Preferred Stock. The Conversion Price is subject to adjustment for stock splits, stock dividends, combinations, recapitalizations and other similar corporate events. Additionally, the Series B Preferred Stock contains a reset feature (the "Reset Feature") that would result in a one-time reduction of the Conversion Price if the average daily trading price of the Common Stock for the 20 days prior to the 180 day anniversary of the Closing Date ("Average Trading Price") is below $2.50. If the Reset Feature is triggered, the Conversion Price will be reset to the greater of the Average Trading Price or $2.00. As a result, the number of shares issuable upon conversion of the Series B Preferred Stock may increase by as much as 25% (with each share of Series B Preferred converting into a maximum of 10 shares of Common Stock. If the Average Trading Price ultimately is less than or equal to $2.00 and, as a result of the Reset Feature, the Conversion Price is reset to $2.00, the total number of shares of Common Stock beneficially owned by the Reporting Person would increase to 1,000,000 and the corresponding percentage ownership of the Reporting person would be 12.99% (assuming no intervening change in the total outstanding shares of Common Stock of the Company).

**Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. In accordance with Rule 13d-3, no shares of Series B Preferred Stock held by any person other than the Reporting Person have been deemed outstanding for purposes of this calculation. Because all shares of Series B Preferred Stock vote on an as-converted basis with the Common Stock, the Reporting Person's actual voting interest is 5.12%.


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 CUSIP NO.  46059S101                 13G            PAGE 4 OF 4 PAGES
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              (c)    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

              (d)    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                     PERSON

       If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

       NOT APPLICABLE.

              (e) IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

       If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

       NOT APPLICABLE.

              (f)    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

       If a group has filed this schedule pursuant to Section
240.13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

       NOT APPLICABLE.

              (g)    NOTICE OF DISSOLUTION OF A GROUP

       Notice of a dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

       NOT APPLICABLE.

              (h)    CERTIFICATION

       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   [SIGNATURE]

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        October 4, 2001
                     ----------------------------------------------------------
                                              Date

                                    /s/ Michael R. Jacobson
                     ----------------------------------------------------------
                                           Signature

                     Vice President, Legal Affairs, General Counsel & Secretary
                     ----------------------------------------------------------
                                           Name/Title


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